Consolidated Financial Statements

For the years ended

December 31, 2020 and 2019

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of CGX Energy Inc. (the "Company") are the responsibility of management and the Board of Directors of the Company.

The consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with International Financial Reporting Standards ("IFRS"). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Company maintains systems of internal controls that are designed by management to provide reasonable assurance that its assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Toronto, Canada

March 18, 2021

"Suresh Narine"	"Tralisa Maraj"

Suresh Narine	Tralisa Maraj
Executive Chairman and Executive Director	Chief Financial Officer
(Guyana)

Independent Auditor's Report

To the Shareholders of CGX Energy Inc.

Opinion

We have audited the consolidated financial statements of CGX Energy Inc. and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and the consolidated statements of comprehensive (loss) income, consolidated statements of changes in equity (deficit) and consolidated statements of cash flow for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020 and 2019 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards ("IFRS").

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company has an accumulated deficit as at December 31, 2020 and, as of that date, the Company's current liabilities exceeded its current assets. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that material uncertainties exist that cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other information

Management is responsible for the other information. The other information comprises

Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risks of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner of the audit resulting in this independent auditor's report is Chris Milios.

McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario

March 18, 2021

CGX Energy Inc.

Consolidated Statements of Financial Position

(US$'s)

As at December 31,	2020	2019
	$	$
Assets
Current assets
Cash and cash equivalents (note 6)	11,820,059	15,821,285
Trade receivables and other assets (note 7)	222,846	188,170
Farm in partner receivable (note 10)	149,306	-
Total current assets	12,192,211	16,009,455

Property, plant and equipment (note 8)	8,359,523	7,185,972
Exploration and evaluation expenditures (notes 9 and 18)	18,624,779	16,737,403
Total assets	39,176,513	39,932,830

Liabilities
Current liabilities
Trade and other payables (notes 9, 10, and 11)	14,580,589	15,396,146
Farm in partner advances (note 10)	-	1,701,409
Warrant liability (note 12)	-	4,736,000
Total liabilities	14,580,589	21,833,555

Shareholders' equity
Share capital (note 13)	296,458,932	287,258,904
Reserve for share based payments (note 14)	25,993,000	23,199,999
Deficit	(297,856,008)	(292,359,628)
Total shareholders' equity	24,595,924	18,099,275
Total liabilities and shareholders' equity	39,176,513	39,932,830

Nature of operations and going concern uncertainty (note 1)

Commitments and contingencies (notes 8, 9, and 18)

Subsequent event (notes 9 and 19)

Approved on behalf of the Board of Directors on March 18, 2021:

("Signed" Suresh Narine)	("Signed" Dennis Mills)
_________________________, Director	_____________________________, Director
Suresh Narine	Dennis Mills

The accompanying notes are an integral part of these consolidated financial statements.

CGX Energy Inc.

Consolidated Statements of Comprehensive (Loss) Income

(US$'s)

Year ended December 31,	2020	2019
	$	$
Operating expenses
General and administrative (note 8 and 10)	586,047	1,125,767
Management and consulting (note 10)	1,608,904	1,683,431
Interest expense (notes 9 and 10)	568,896	1,704,468
Professional fees	439,043	176,983
Share based payments (notes 10, 13 and 14)	2,793,001	1,565,000
Shareholder information	54,641	53,609
Foreign exchange (gain)	(20,819)	(71,220)
Total operating expenses	(6,029,713)	(6,238,038)
Recovery of previously impaired exploration and evaluation expenditures (note 9)	-	7,600,000
Gain on settlement of trade and other payables (note 9)	-	9,998,862
Indirect revenue from farm in partner (note 10)	133,333	348,621
Gain (loss) on revaluation of warrant liability (note 12)	400,000	(2,477,000)
Net (loss) income and comprehensive (loss) income	(5,496,380)	9,232,445

Basic net (loss) income per share	(0.02)	0.04
Diluted net (loss) income per share	(0.02)	0.04

Weighted average number of shares (000's) - basic	272,703	220,506
Weighted average number of shares (000's) - diluted	272,703	230,320

The accompanying notes are an integral part of these consolidated financial statements.

CGX Energy Inc.

Consolidated Statements of Changes in Equity (Deficit)

(US$'s)

	Share Capital		Reserves
	Number of	Amount	Share	Deficit	Total
	Shares		based
Balance at December 31, 2018	116,102,318	$259,034,321	$21,708,131	$(301,592,073)	$(20,849,621)
Shares issued for rights offering	116,102,318	21,779,530	-	-	21,779,530
Share issue costs	-	(428,823)	-	-	(428,823)
Warrants issued under rights offering	-	(2,259,000)	-	-	(2,259,000)
Shares issued on conversion of convertible debenture	40,000,000	8,800,000	-	-	8,800,000
Equity portion of convertible debenture	-	-	169,000	-	169,000
Transfer of contributed surplus on conversion of convertible debenture	-	169,000	(169,000)	-	-
Share based payments	-	-	1,565,000	-	1,565,000
Shares issued on exercise of options	375,000	90,744	-	-	90,744
Transfer of contributed surplus on exercise of options	-	73,132	(73,132)	-	-
Net income and comprehensive income for the year	-	-	-	9,232,445	9,232,445
Balance at December 31, 2019	272,579,636	$287,258,904	$23,199,999	$(292,359,628)	$18,099,275
Shares issued on exercise of warrants	15,009,026	4,864,028	-	-	4,864,028
Fair value of warrant liability transferred on exercise of warrants	-	4,336,000	-	-	4,336,000
Share based payments	-	-	2,793,001	-	2,793,001
Net loss and comprehensive loss for the year	-	-	-	(5,496,380)	(5,496,380)
Balance at December 31, 2020	287,588,662	$296,458,932	$25,993,000	$(297,856,008)	$24,595,924

The accompanying notes are an integral part of these consolidated financial statements.

CGX Energy Inc.

Consolidated Statements of Cash Flow

(US$'s)

Year ended December 31,	2020	2019
Operations	$	$
Net (loss) / income for the year	(5,496,380)	9,232,445
Adjustments to reconcile net (loss) / income for the year to cash flow from operating activities:
Unrealized foreign exchange (gain)	(20,819)	(71,220)
Amortization	8,677	90,505
Share based payments	2,793,001	1,565,000
Interest accretion on trade and other payables, loans and convertible debentures payable to related party	568,896	1,496,040
Recovery of previously impaired exploration and evaluation expenditures	-	(7,600,000)
Gain on settlement of trade and other payables	-	(9,998,862)
(Gain) loss on revaluation of warrant liability	(400,000)	2,477,000
Net change in non-cash working capital items:
Trade receivables and other assets	(34,676)	(47,436)
Deferred transaction costs	-	431,500
Trade and other payables	204,803	(8,410,951)
Farm in partner advances	(1,850,715)	1,701,409
Cash flow (used in) operating activities	(4,227,213)	(9,134,570)
Financing
Proceeds from shares issued for rights offering	-	21,779,530
Proceeds from warrant exercises	4,864,028	-
Proceeds from stock option exercises	-	90,744
Share issue costs for rights offering	-	(428,823)
Proceeds from loans from related party	-	961,763
Cash flow from financing activities	4,864,028	22,403,214
Investing
Purchases of exploration and evaluation expenditures	(3,589,250)	(11,916,574)
Proceeds from disposition of exploration and evaluation expenditures	-	11,615,887
Purchases of property, plant and equipment	(1,069,610)	(140,782)
Cash flow (used in) investing activities	(4,658,860)	(441,469)
Net (decrease) increase in cash and cash equivalents	(4,022,045)	12,827,175
Effect of exchange rate changes on cash held in foreign currencies	20,819	151,655
Cash and cash equivalents at beginning of year	15,821,285	2,842,455
Cash and cash equivalents at end of year	11,820,059	15,821,285
Supplementary Information
Interest paid	-	204,312
Income tax paid	-	-
Fair value of warrant liability transferred on exercise of warrants	4,336,000	-
Fair value of warrants issued under rights offering	-	2,259,000
Shares issued on conversion of convertible debenture	-	8,800,000
Settlement of related party debt on disposition of exploration and evaluation	-	21,717,813
Trade and other payables related to investing activities - ending	10,608,619	12,197,875
Trade and other payables related to investing activities - opening	(12,197,875)	(9,515,645)

The accompanying notes are an integral part of these consolidated financial statements.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

General

CGX Energy Inc. ("CGX" or the "Company") is incorporated under the laws of Ontario. The Company's head office is located at 333 Bay Street, Suite 1100, Toronto, Ontario, M5H 2R2. Its principal business activity is petroleum and natural gas exploration offshore the Cooperative Republic of Guyana, South America ("Guyana").

1. Nature of operations and going concern uncertainty

The Company is in the process of exploring and evaluating petroleum and natural gas properties in the Guyana Suriname basin in South America. The business of petroleum and natural gas exploration involves a high degree of risk and there can be no assurance that the Company's exploration programs will result in profitable operations. The amounts shown as exploration and evaluation expenditures include acquisition costs and are net of any impairment charges to date; these amounts are not necessarily representative of present or future cash flows. The recoverability of the Company's exploration and evaluation expenditures is dependent upon the discovery of economically recoverable petroleum and natural gas reserves; securing and maintaining title and beneficial interest in the properties; the ability to obtain the necessary financing to complete exploration, development and construction of processing facilities; obtaining certain government approvals and attaining profitable production or alternatively, upon the Company's ability to farm-out its interest on an advantageous basis; all of which are uncertain.

The Company has a history of operating losses and as at December 31, 2020 had a working capital deficiency of $2,388,378 (2019 - $5,824,100) and an accumulated deficit of $297,856,008 (2019 - $292,359,628). The ability of the Company to continue as a going concern is dependent on securing additional required financing through issuing additional equity or debt instruments, the sale of Company assets, or securing an additional joint farm-out for its Petroleum Production Licences ("PPLs"). As a result and given the Company's capital commitment requirements under the Company's PPLs outlined in note 9, the Company does not have sufficient cash flow to meet its operating requirements for the 12 month period from the statement of financial position date. While the Company has been successful in raising financing in the past and believes in the viability of its strategy and that the actions presently being taken provide the best opportunity for the Company to continue as a going concern, there can be no assurances to that effect. As a result there exist material uncertainties which cast significant doubt as to the Company's ability to continue as a going concern.

The Company's PPLs title may be subject to government licensing requirements or regulations, unregistered prior agreements, unregistered claims, and non-compliance with regulatory, environmental and social requirements.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material. It is not possible to predict whether the Company will be able to raise adequate financing or to ultimately attain profitable levels of operations.

During the year ended December 31, 2020, COVID-19 significantly impacted Canada, Guyana and the global economy, which impact continues after December 31, 2020 as well. If the impacts of COVID-19 continue for a significant extended period, there could be further impacts on the Company. At this time, the full potential impact of COVID-19 on the Company is unknown.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

 2. Basis of preparation

2.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements were approved and authorized by the Board of Directors of the Company on March 18, 2021.

2.2 Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in Note 3.

2.3 Use of management estimates, judgments and measurement uncertainty

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting years. Such estimates primarily relate to unsettled transactions and events as at the date of the consolidated financial statements.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Additionally, in March 2020, the World Health Organization declared the coronavirus outbreak a pandemic. The spread of COVID-19 has resulted in a challenging economic environment, with more volatile commodity prices, foreign exchange rates, and long-term interest rates. It remains difficult to reliably estimate the length or severity of these developments and their financial impact. As there are many variables and uncertainties regarding the COVID-19 pandemic, as well as its impact on the global demand in the oil and gas industry, it is not possible to precisely estimate the potential impact of the COVID-19 pandemic on the Company's financial condition and operations. This presents uncertainty and risk with respect to management's judgments, estimates and assumptions that affect the application of accounting policies.

The most significant estimates relate to the valuation of exploration and evaluation expenditures, property, plant and equipment ("PP&E"), warrant liability, income tax amounts, determination of cash generating units and impairment testing, functional currency, valuation of share-based payments, and contingencies. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below:

Exploration and evaluation ("E&E") expenditures (Note 9) and PP&E (Note 8)

The application of the Company's accounting policy for exploration and evaluation expenditures requires judgement to determine whether it is probable that future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The determination of reserves and resources is itself an estimation process that requires varying degrees of uncertainty depending on how the resources are classified. These estimates directly impact when the Company defers exploration and evaluation expenditures. The deferral policy requires management to make certain estimates and assumptions as to future events and circumstances; in particular, whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

2. Basis of preparation (continued)

2.3 Use of management estimates, judgments and measurement uncertainty (continued)

Exploration and evaluation ("E&E") expenditures (Note 9) and PP&E (Note 8) (continued)

If, after an expenditure is capitalised or for PP&E, information becomes available suggesting that the recovery of the expenditure or PP&E is unlikely or if an impairment of the expenditure or PP&E has incurred, the relevant capitalised amount is written off in profit or loss in the period when the new information becomes available.

Functional currency

The determination of the Company's functional currency requires analyzing facts that are considered primary factors, and if the result is not conclusive, the secondary factors. The analysis requires the Company to apply significant judgment since primary and secondary factors may be mixed. In determining its functional currency the Company analyzed both the primary and secondary factors, including the currency of the Company's operating costs in Canada, United States and Guyana, and sources of financing.

Cash generating units and impairment testing

Cash generating units ("CGU's") are identified to be the major producing fields and the deep water harbor at Berbice, the lowest level at which there are identifiable cash inflows that are largely independent of cash inflows of other groups of assets. The determination of CGUs requires judgment in defining a group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs for major producing fields are determined by similar geological structure, shared infrastructure, geographical proximity, commodity type, similar exposure to market risks and materiality.

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to be held and used to determine whether there is any indication that those assets have suffered an impairment loss.

If and when facts and circumstances indicate that the carrying value of an exploration and evaluation asset may exceed its recoverable amount, an impairment review is performed. For exploration and evaluation expenditures, when there are such indications, an impairment test is carried out by grouping the exploration and evaluation expenditures with property, plant and equipment CGU's to which they belong for impairment testing. The equivalent combined carrying value of the CGU's is compared against the recoverable amount of the CGU's and any resulting impairment loss is written off to net income (loss). The recoverable amount is the greater of fair value, less costs to sell, or value-in-use. Impairments of exploration and evaluation expenditures are only reversed when there is significant evidence that the impairment has been reversed, but only to the extent of what the carrying amount would have been, had no impairment been recognized.

Income taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company's provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company's income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company's interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

2. Basis of preparation (continued)

2.3 Use of management estimates, judgments and measurement uncertainty (continued)

Contingencies

Contingent liabilities are possible obligations whose existence will be confirmed only on the occurrence or non-occurrence of uncertain future events outside the Company's control, or present obligations that are not recognized because either it is not probable that an outflow of economic benefits would be required to settle the obligation or the amount cannot be measured reliably. Contingent liabilities are not recognized but are disclosed and described in the notes to the consolidated financial statements, including an estimate of their potential financial effect and uncertainties relating to the amount or timing of any outflow, unless the possibility of settlement is remote. In assessing loss contingencies related to any claims that may result in proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any such claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Valuation of share based payments and warrant liability (Notes 12 and 13)

The Black-Scholes option pricing model is used to determine the fair value for the share based payments and warrant liability and utilizes subjective assumptions such as expected price volatility and expected life of the option or warrant. Discrepancies in these input assumptions can significantly affect the fair value estimate.

3. Summary of significant accounting policies 3.1 Basis of consolidation

The consolidated financial statements include the financial statements of the Company together with its wholly owned subsidiaries CGX Resources Inc., a Bahamian registered company ("CGX Resources"), GCIE Holdings Limited, a Barbados registered company, Grand Canal Industrial Estates Inc. (Grand Canal"), CGX Energy Management Corp., a US registered company, as well as its 62% interest in ON Energy Inc., a Guyana registered company ("ON Energy").

Subsidiaries consist of entities over which the Company is expected to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All inter-company and intra-company transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company's equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling interests' share of changes in equity since the date of the combination. Losses applicable to the non-controlling interests in excess of the Company's interest in the subsidiary's equity are allocated against the interests of the Company except to the extent that the non-controlling interests have a binding obligation and are able to make an additional investment to cover the losses. As at December 31, 2020 and 2019, the non-controlling interests were immaterial and recorded as $Nil.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

3. Summary of significant accounting policies (continued)

3.2 Exploration and evaluation expenditures

All licence acquisition, exploration and appraisal costs of technical services and studies, seismic acquisition, exploratory drilling and testing are initially capitalized by well, field, unit of account or specific exploration unit as appropriate, with the exception of share based payments related to option grants for those involved in exploration and evaluation activities, which are expensed. Expenditures directly associated with an exploration well are capitalized as exploration and evaluation assets until the drilling of the well is complete and the results have been evaluated. These costs include material and fuel used, rig costs and payments made to contractors. If no commercial reserves are found, the exploration asset is written off as dry hole expense. Expenditures incurred during the various exploration and appraisal phases, excluding dry hole costs, are carried forward until the existence of commercial reserves and when the technical feasibility and commercial viability are demonstrable and approved by the regulator. If commercial reserves have been discovered and technical feasibility and commercial viability are demonstrable, the carrying value of the exploration and evaluation assets, after any impairment loss, is reclassified as oil and gas properties. If technical feasibility and commercial viability cannot be demonstrated upon completion of the exploration phase, the carrying value of the exploration and evaluation costs incurred are expensed in the period this determination is made.

Exploration and evaluation assets are tested for impairment when indicators of impairment are present and when exploration and evaluation assets are transferred to oil and gas properties. The Company has determined the level for assessing for impairment at the CGU level. The determination of CGUs requires judgment in defining a group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs are determined by similar geological structure, shared infrastructure, geographical proximity, commodity type, similar exposure to market risks and materiality.

3.3 Decommissioning, restoration and similar liabilities ("Asset retirement obligation" or "ARO")

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of petroleum and natural gas and PP&E, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of- production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

3.4 Income (loss) per share

The basic income (loss) per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted income (loss) per share reflects the potential dilution of common share equivalents, such as outstanding stock options, in the weighted average number of common shares outstanding during the year, if dilutive. The Company uses the "treasury stock method" where assumed proceeds upon the exercise of the options, warrants and convertible debentures that are used to purchase common shares at the average market price during the year. During the year ended December 31, 2020 all the outstanding stock options and warrants were antidilutive. For the year ended December 31, 2019, diluted net income per share includes the effect of "in-the-money" stock options, warrants and convertible debentures outstanding throughout the year (see note 13). The dilutive number of shares for "in-the-money" stock options, warrants and convertible debentures was 1,052,000, 1,399,000 and 7,363,000, respectively.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

3. Summary of significant accounting policies (continued)

3.5 Share based payments

Employees (including directors, officers and senior executives) and consultants of the Company receive a portion of their remuneration in the form of share-based payment transactions, whereby employees and consultants render services as consideration for equity instruments ("equity-settled transactions").

In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

The costs of equity-settled transactions with employees and consultants are measured by reference to the fair value at the date on which they are granted.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees and consultants become fully entitled to the award (the "vesting date"). The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company's best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in share option reserve.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee or consultant as measured at the date of modification.

Any dilutive effect of outstanding options is reflected as additional dilution in the computation of loss per share.

3.6 Property, plant and equipment

PP&E are stated at cost less accumulated amortization and accumulated impairment losses. The cost of an item of PP&E consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Amortization is provided at rates calculated to write off the cost of PP&E, less their estimated residual value, using the declining balance method at the following rates:

Office, furniture and fixtures	20%
Vehicles	20%
Computer, software and equipment	30%

An item of PP&E is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of comprehensive income.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

3. Summary of significant accounting policies (continued)

3.6 Property, plant and equipment (continued)

The Company conducts an annual assessment of the residual balances, useful lives and amortization methods being used for PP&E and any changes arising from the assessment are applied by the Company prospectively.

Where an item of PP&E comprises major components with different useful lives, the components are accounted for as separate items of PP&E. Expenditures incurred to replace a component of an item of PP&E that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

3.7 Taxation

Income tax expense represents the sum of tax currently payable and deferred tax.

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the statement of financial position.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

• where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

• in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized, except:

• where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

• in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

 3. Summary of significant accounting policies (continued)

3.7 Taxation (continued)

Deferred income tax (continued)

The carrying amount of deferred income tax assets is reviewed at each date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each date of the statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the date of the statement of financial position.

Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the statement of comprehensive income.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

3.8 Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise of cash at banks and on hand, and short term deposits with a remaining maturity of 90 days or less on the date of acquisition and which are readily convertible into a known amount of cash.

3.9 Financial assets

Financial assets classified as fair value through profit or loss ("FVTPL") are measured at fair value with realized and unrealized gains and losses recognized in the statement of income (loss). As at December 31, 2020 and 2019 the Company does not have any financial assets classified as FVTPL.

Financial assets measured at amortized cost include the Company's cash and cash equivalents, trade receivables and other assets and farm in partner receivable. As at December 31, 2020 and 2019, the carrying amounts for these assets approximate their fair value due to their short-term nature.

Financial assets classified as fair value through other comprehensive income ("FVOCI") are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss). As at December 31, 2020 and 2019, the Company has not classified any financial assets as FVOCI.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the settlement date.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

3. Summary of significant accounting policies (continued)

3.10 Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or at amortized cost.

Financial liabilities classified at amortized cost are initially recognized at fair value less directly attributable transaction costs. After initial recognition, they are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, a shorter period. The Company's trade and other payables and farm in partner advances are recorded at amortized cost. As at December 31, 2020 and 2019, the carrying amounts for trade and other payables, farm in partner advances, loans from related party and debentures from related party approximate their fair value due to their short-term nature.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as FVTPL unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through the statement of income (loss). As at December 31, 2020, the Company has not classified any financial liabilities as FVTPL. As at December 31, 2019, the Company had classified the warrant liability as FVTPL.

3.11 Impairment of assets

The Company assesses at each date of the statement of financial position whether a financial asset is impaired.

Financial assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the assets carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate.

The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

In relation to trade receivables, a provision for impairment is made and an impairment loss is recognized in profit and loss when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an expected credit losses account. Impaired debts are written off against the expected credit losses account when they are assessed as uncollectible.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

3. Summary of significant accounting policies (continued)

3.11 Impairment of assets (continued)

Impairment of non-financial assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the CGU to which the assets belong.

Recoverable amount is the higher of fair value less disposal costs and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of loss, unless the relevant asset is carried at a re-valued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years.

3.12 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

3.13 Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence; related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

3.14 Foreign currency transactions

Items included in the financial statements of each of the Company's consolidated entities are measured using the currency of the primary economic environment in which each entity operates (the "functional currency"). The functional currency of the Company and each of its subsidiaries is the US$. The consolidated financial statements are presented in US$, which is the Company's presentation currency.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

3. Summary of significant accounting policies (continued)

3.14 Foreign currency transactions (continued)

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive loss.

Foreign-currency-denominated warrants, outside of the scope of IFRS 2, which will be settled by the Company delivering a variable number of its shares for a fixed amount of foreign currency are classified as a financial liability. Changes in the fair value of the liability are recorded in profit or loss.

3.15 Revenue recognition

CGX recognizes interest revenue and fees from farm in partner as earned on an accrual basis, when collection is reasonably assured.

3.16 Joint arrangements

A joint arrangement is an arrangement in which two or more parties have joint control and must act together to direct the activities that significantly affect the returns of the arrangement. Under IFRS 11 -Joint arrangements, the Company classifies its interest in joint arrangements as either joint operations or joint ventures. When making this assessment, the Company considers the structure and contractual terms of the arrangement, as well as the legal form of any separate vehicles, in addition to all other relevant facts and circumstances. Joint operations are recognized on a proportionate consolidation basis by including the Company's share of assets, liabilities, revenues and expenses and other comprehensive income in each of the respective consolidated accounts. Joint ventures are recognized using the equity method of accounting. The Company's share of individual assets and liabilities are recognized as an investment in the joint venture account on the consolidated statements of financial position, and revenues and expenses are recognized with net earnings as a gain/loss from investment in joint venture account on the consolidated statements of operations and comprehensive income.

As described in note 9, CGX Resources entered into Joint Operating Agreements with a subsidiary of Frontera Energy Corporation ("Frontera"). The Company reviewed the legal form and contractual terms of this arrangement and concluded that it would be classified as a joint operations. Based on this assessment, the Company accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRS applicable to the particular assets, liabilities, revenues and expenses. The Company recognizes its:

• Assets, including its share of any assets held jointly;

• Liabilities, including its share of any liabilities incurred jointly;

• Revenue from the sale of its share of the output arising from the joint operation; and

• Expenses, including its share of any expenses incurred jointly.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

 3. Summary of significant accounting policies (continued)

3.17 New and revised standards and interpretations

New standards and interpretations adopted in current year

At January 1, 2020, the Company adopted the following standards:

IAS 1 - Presentation of Financial Statements ("IAS 1") and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

IFRS 3 - Business Combinations ("IFRS 3") was amended in October 2018 to clarify the definition of a business. This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs. In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets.

The above changes did not have any material impact on the Company's financial statements.

3.18 Future accounting policies

At the date of authorization of these consolidated financial statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods and which the Company has not early adopted. However, the Company is currently assessing what impact the application of these standards or amendments will have on the consolidated financial statements of the Company.

IAS 1 - Presentation of Financial Statements ("IAS 1") was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company's right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company's own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 - Provisions, Contingent Liabilities, and Contingent Assets ("IAS 37") was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract - ie. a full-cost approach. Such costs include both the incremental costs of the contract (ie. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract - ie. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

 3. Summary of significant accounting policies (continued)

3.18 Future accounting policies (continued)

IFRS 3 - Business Combinations ("IFRS 3") was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 - rather than the definition in the Conceptual Framework - to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments are effective for annual periods beginning on January 1, 2022.

IAS 16 - Property, Plant and Equipment ("IAS 16") was amended. The amendments introduce new guidance, such that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognized in profit or loss, together with the costs of producing those items. The amendments are effective for annual periods beginning on January 1, 2022.

4. Financial instruments

Fair value

Cash and cash equivalents, trade receivables and other assets and farm in partner receivable are measured at amortized cost which approximates fair value due to their short-term nature. Trade and other payables and farm in partner advances are measured at amortized cost which also approximates fair value due to their short-term nature.

Warrant liability is measured as fair value through profit and loss with Level two classification within the fair value hierarchy.

The fair value hierarchy has the following levels:

• Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level two includes inputs that are observable other than quoted prices included in level one.

• Level three includes inputs that are not based on observable market data.

As of December 31, 2020 and 2019, the Company does not have any financial assets measured at fair value and that require classification within the fair value hierarchy.

These estimates are subject to and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

i) Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position:

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

4. Financial instruments (continued)

i) Credit risk (continued)

a) Cash and cash equivalents - Cash and cash equivalents are held mainly with major Canadian and American financial institutions in Canada and the United States and therefore the risk of loss is minimal. The Company keeps only a minimal amount of cash and cash equivalents in major Guyanese banks to pay only its current month activities.

b) Trade receivables and other assets - The Company is exposed to credit risk attributable to customers or credits from vendors. The Company does not believe that this risk is significant. (See Note 7)

The Company's maximum exposure to credit risk as at December 31, 2020 is the carrying value of cash and cash equivalents, trade receivables and other assets and farm in partner receivable.

ii) Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they become due. As at December 31, 2020, the Company had a working capital deficiency of $2,388,378 (2019 - $5,824,100). In order to meet its working capital and property exploration expenditures, the Company must secure further financing to ensure that those obligations are properly discharged (See Note 1). There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. If additional financing is raised by the issuance of shares from the treasury of the Company, control of the Company may change and shareholders may suffer additional dilution. If adequate financing is not available, the Company may be required to delay, reduce the scope of, or eliminate one or more exploration activities or relinquish rights to certain of its interests.

iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, commodity prices and/or stock market movements (price risk).

a) Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term nature of its monetary assets and liabilities. Cash not required in the short term is invested in short-term guaranteed investment certificates, as appropriate.

b) Currency risk

The Company's exploration and evaluation activities are substantially denominated in US dollars. The Company's funds are predominantly kept in Canadian ("C$") and US dollars, with major Canadian and US financial Institutions. As at December 31, 2020, the Company had approximately C$3,416,000 (2019 - C$9,421,000) in Canadian dollar denominated cash deposits.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

 5. Sensitivity analysis

The Company's funds are mainly kept in Canadian and US dollars with major Canadian and US financial institutions. As at December 31, 2020, the Company's exposure to foreign currency balances approximate as follows:

Account	Foreign Currency	Exposure
As at December 31,		2020	2019
Cash and cash equivalents	C $	$3,400,000	$9,400,000
Trade and other receivables	C $	100,000	100,000
Trade and other payables	C $	(300,000)	(100,000)
		$3,200,000	49,400,000

Based on management's knowledge and experience of the financial markets, the Company believes it is reasonably possible over a one year period that a change of 10% in foreign exchange rates would increase/decrease net loss for the year ended December 31, 2020 by $320,000 (2019 - $940,000).

6. Cash and cash equivalents

The balance of cash and cash equivalents at December 31, 2020, consisted of $11,795,059 (2019 - $15,796,285) on deposit with major financial institutions and $25,000 (2019 - $25,000) in short-term guaranteed investment certificates and fixed instruments with remaining maturities on the date of purchase of less than 90 days.

7. Trade receivables and other assets

The Company's trade receivables and other assets arise from Harmonized Sales Tax ("HST") receivable, trade receivables and prepaid expenses. These are broken down as follows:

As at December 31,	2020	2019
Trade receivables	$60,379	$25,299
HST	11,625	15,675
Prepaid expenses	150,842	147,196
Total trade receivables and other assets	$222,846	$188,170

Below is an aged analysis of the Company's trade receivables:

As at December 31,	2020	2019
Less than 90 days	437,053	$-
Over 90 days	23,326	25,299
Total trade receivables	$60,379	$25,299

At December 31, 2020 and 2019, the Company anticipates full recovery of these amounts receivable and therefore no expected credit losses have been recorded against these receivables. The credit risk on the receivables has been further discussed in Note 4(i). The Company holds no collateral for any receivable amounts outstanding as at December 31, 2020 and 2019.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

 8. Property, plant and equipment

			Vehicles,	Computer,
	Staging	Logistics	office furniture	software and
	Facility(1)	Yard(1)	and fixtures	equipment	Total
Cost
As at December 31, 2018	$6,344,167	$705,985	$178,878	$539,637	$7,768,667
Net additions	70,704	199	44,476	-	115,379
As at December 31, 2019	$6,414,871	$706,184	$223,354	$539,637	$7,884,046
Net additions	1,182,228	-	-	-	1,182,228
As at December 31, 2020	$7,597,099	$706,184	$223,354	$539,637	$9,066,274
Accumulated amortization
As at December 31, 2018	$-	$-	$115,953	$491,616	$607,569
Amortization (2)	-	-	42,484	48,021	90,505
As at December 31, 2019	$-	$-	$158,437	$539,637	$698,074
Amortization (2)	-	-	8,677	-	8,677
As at December 31, 2020	$-	$-	$167,114	$539,637	$706,751
Net book value
As at December 31, 2019	$6,414,871	$706,184	$64,917	$-	$7,185,972
As at December 31, 2020	$7,597,099	$706,184	$56,240	$-	$8,359,523

Notes: (1) No amortization has been recorded on these assets as they are still under construction.

 (2) Amortization has been recorded within general and administrative expense in the statement of comprehensive income (loss).

The lands upon which the wharf project is located are subject to an industrial lease of state land with the Commissioner of Lands and Surveys in Guyana. The term of the lease is for a period of 50 years commencing in 2010 with an option to renew for an additional 50 years. This land is subject to annual rental commitments relating to this lease. See also note 9.

9. Exploration and evaluation expenditures

	Corentyne	Berbice	Demerara	Total
Balance, December 31, 2018	$17,881,521	$1,364,482	$8,643,596	$27,889,599
Net additions	13,356,008	50,027	799,769	14,205,804
Proceeds on farm-out	(16,666,500)	-	(16,666,500)	(33,333,000)
Transaction costs related to farm-out	187,500	-	187,500	375,000
Recovery of previously impaired exploration and evaluation expenditures	-	-	7,600,000	7,600,000
Balance, December 31, 2019	$14,758,529	$1,414,509	$564,365	$16,737,403
Net additions	974,000	53,100	860,276	1,887,376
Balance, December 31, 2020	$15,732,529	$1,467,609	$1,424,641	$18,624,779

As at December 31, 2020 and 2019, the expenditures capitalized above include costs for licence acquisitions and maintenance of licences, general exploration, geological and geophysical consulting, surveys, 3D-seismic acquisition, processing and interpretation, drill planning and well exploration costs.

The Company's exploration activities are subject to government laws and regulations, including tax laws and laws and regulations governing the protection of the environment. The Company believes that its operations comply in all material respects with all applicable past and present laws and regulations. The Company records provisions for any identified obligations, based on management's estimate at the time. Such estimates are, however, subject to changes in laws and regulations.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

9. Exploration and evaluation expenditures (continued)

Corentyne PA, Guyana

The Company's 100% owned subsidiary, CGX Resources Inc. ("CGX Resources"), was granted the Corentyne Petroleum Agreement ("PA") on June 24, 1998. On November 27, 2012, the Company was issued a new PA and PPL offshore Guyana. On December 15, 2017, the Company was issued an addendum to the November 27, 2012 PA ("COR Addendum I"). Under the terms of the COR Addendum I, the Company's work commitments were modified and the Company relinquished 25% of the original contract area block. Effective May 20, 2019 and as at December 31, 2020 and 2019, the Corentyne PPL and PA is 66.667% owned by CGX Resources. During the year ended December 31, 2019, the CGX Resources received an addendum ("COR Addendum II") to the COR Addendum I on the Corentyne PPL as follows:

First Renewal Period, Phase Two (27th November 2017 to 27th November 2019)

"During phase two of the first renewal period, the Company shall complete additional seismic acquisition or seismic processing."

Second Renewal Period, Phase One (27th November 2019 to 26th November 2020)

"During phase one of the second renewal period, the Company shall drill one (1) exploration well."

During the year ended December 31, 2020, the Company received a third addendum ("COR Addendum III") whereby the principal agreement has now been modified as follows:

Second Renewal Period, Phase One (27th November 2019 to 26th November 2021)

"During phase one of the second renewal period, the Company shall drill one (1) exploration well."

As part of the COR Addendum III during the year ended December 31, 2020, the Company has agreed to amend its 54.96 acres lease on the staging facility to reflect acreage containing no more than 30 acres.

The table below outlines the current commitments as of March 18, 2021 under the Corentyne PA:

Period	Phase	Exploration Obligation	Dates
First Renewal Period - 3 Years	Phase One - 12 Months	Commence planning to drill 1 exploration well (Completed)	Nov 27, 2016 - Nov 27, 2017

- At the end of phase one of the first renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or commit to the work programme in phase 2. (Company has committed to complete work in phase 2)

	Phase Two - 24 Months	Complete additional seismic acquisition or reprocessing (Completed)	Nov 27, 2017 - Nov 27, 2019

- At the end of the first renewal period of three (3) years, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or relinquish twenty-five (25%) percent of the Contract Area and renew the Petroleum Prospecting Licence for a second period of three (3) years.

Second Renewal Period - 3 Years	Phase One - 24 Months	Drill 1 exploration well	Nov 27, 2019 - Nov 26, 2021

- At the end of phase one of the second renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or commit to the work programme in phase 2.

	Phase Two - 12 Months	Drill 1 exploration well	Nov 26, 2021 - Nov 26, 2022

- At the end of the second renewal period of three (3) years, the Company shall relinquish the entire Contract Area except for any Discovery Area, the area contained in any Petroleum Production Licence and any other portion of the Contract Area on which the Minister Responsible for Petroleum agrees to permit the Company to conduct further exploration activities.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

9. Exploration and evaluation expenditures (continued)

Corentyne PA, Guyana (continued)

The Company has submitted its proposed 25% acreage relinquishment which are required by the Corentyne PA to the Department of Energy ("DOE") and the Guyana Geology and Mines Commission ("GGMC") and is now awaiting the agreement of these agencies on the acceptance of the proposed relinquishment and final instruments to formally move into the second renewal period of the Corentyne PA.

If a discovery is made, the Company has the right to apply to the Minister for a Petroleum Production Licence with respect to that portion of the contract area having a significant discovery.

After commercial production begins, the Company is allowed to recover contract costs as defined in the PA from "cost oil" produced and sold from the contract area and limited in any month to an amount which equals seventy-five percent (75%) of the total production from the contract area for such month excluding any crude oil and/or natural gas used in petroleum operations or which is lost. The Company's share of the remaining production or "profit oil" is 47%.

To the extent that in any month recoverable contract costs exceed the value of cost oil and/or cost gas, the unrecoverable amount shall be carried forward and shall be recoverable in the immediately succeeding month, and to the extent not then recovered, in the subsequent month or months.

The Company has $155,000,000 of recoverable contract costs brought forward from the original Corentyne licence. This cost can be recovered against any future commercial production.

Annual rental fees of $100,000 and training fees of $100,000 are required to be paid under the PA.

Farm-in agreement

In December 2018, the Company and Frontera entered into a letter of intent, whereby a Frontera subsidiary and the Company, were to enter into Joint Operating Agreements (the "JOAs") covering the Company's two shallow water offshore Petroleum Prospecting Licenses in Guyana, the Corentyne and Demerara PPLs and PAs.

On January 30, 2019, the Company and Frontera Energy Guyana Corp. ("Frontera Guyana") executed the JOAs, subject to amendments as agreed upon by both parties. The JOAs provided for a transfer of a 33.333% interest in both Corentyne and Demerara Petroleum Prospecting Licences to Frontera Guyana in exchange for a $33,333,000 signing bonus. Under the JOAs, Frontera Guyana would pay one-third of the applicable costs plus an additional 8.333% of the Company's direct drilling costs for the initial exploratory commitment wells in the two blocks. The additional 8.333% carry provided shall be subject to a maximum gross amount (including tax and all costs) of (i) $30,000,000 for drilling the first exploratory well under the Corentyne PA and (ii) $40,000,000 for drilling the first exploratory well under the Demerara PA. CGX Resources is the operator of under the JOA's.

On May 28, 2019, the transfers of the 33.333% interest in both the Corentyne and Demerara Prospecting Licences were completed. The transfers are effective May 20, 2019. As a result, on May 28, 2019, the Company received $8,500,851 on closing, being the net of the $33,333,000 signing bonus due from Frontera Guyana, less the amount of $24,832,149 of outstanding debts due to Frontera Guyana by the Company.

The JOAs do not meet the definition of a joint venture under IFRS 11 Joint Arrangements ("IFRS 11") and have thus been accounted for as joint operations in accordance with IFRS 11. The JOAs do not have any assets or liabilities aside from the exploration and evaluation expenditures asset.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

9. Exploration and evaluation expenditures (continued)

Corentyne PA, Guyana (continued)

Settlement agreements

In 2014, the Company entered into a definitive rig agreement with Japan Drilling Co., Ltd. ("JDC") ("Drilling Agreement"), and a rig sharing agreement (the "Rig Sharing Agreement") with JDC and Teikoku Oil (Suriname) Co., Ltd. ("INPEX") for the shared use of JDC's HAKURYU-12 drilling rig (the "Rig"). This Rig was intended to be used for the first commitment well that is required under the Corentyne PPL. During the year ended December 31, 2015, the Company terminated these agreements.

Upon termination of the Drilling Agreement, the total amount payable to JDC was approximately $20.35 million (the "JDC Payable"). Pursuant to the terms of the definitive agreement entered into with JDC with an effective date of November 30, 2015, the JDC Payable was to be paid as follows: (i) $5.5 million payable in common shares; (ii) $500,000 on or before December 1, 2015; (iii) approximately $7.18 million on or before March 25, 2016; and (iv) approximately $7.18 million on or before June 15, 2016. During the year ended December 31, 2016, JDC was issued 16,522,500 common shares at a price of C$0.44 per share as per the terms of the definitive agreement.

Per the definitive agreement, the payments not paid in full, totaling $14.76 million, incur interest at a rate of 8% per annum.

In October 2018, the Company entered into an agreement with JDC to settle all liabilities claimed by JDC under the JDC Payable, by proposing to pay JDC 45% of the principal amount of the funds claimed and recorded (or $6,637,537), together with interest accrued on such reduced amount in the sum of $1,266,500 (or $7,904,037 in the aggregate), in order to fully satisfy all liabilities.

The completion of this transaction was conditional on the Company successfully completing a financing, which condition may be waived by the Company. The agreement between JDC and the Company would have terminated if the closing of the transaction was not completed on or before March 31, 2019. On March 28, 2019, the Company made the agreed settlement payment of $7,904,037 and as a result recorded a gain on settlement of trade and other payables of $9,998,862 during the year ended December 31, 2019.

Under the Rig Sharing Agreement, the Company owed approximately $2.9 million to INPEX for shared costs incurred in the utilization of the Rig. INPEX agreed to allow the Company to defer payment until December 1, 2015. In accordance with the Rig Sharing Agreement, since the amount was not paid in full by December 1, 2015, amounts outstanding shall accrue interest at a rate of Libor plus 7% per annum. During the year ended December 31, 2018, Frontera in a transaction separate from the Company purchased the rights to the amounts owing to INPEX by the Company directly from INPEX. On May 28, 2019, this amount including all accrued interest and other assumed payables for a total of $3,902,698 was settled as partial payment for the signing bonus under the JOAs.

Rig agreement

During the year ended December 31, 2019, the Company on behalf of the JOA executed a letter of understanding ("LOU") with Rowan Rigs S.a.r.l. ("Rowan") regarding the drilling rig contract entered into on December 14, 2018, which required the prepayment of certain costs for the use of the Ralph Coffman offshore jack-up rig. Under the terms of the LOU, the Company and Rowan agreed that all operational obligations under the drilling rig contract were deferred until the parties could enter into an amended agreement. The Company and Rowan did not enter into an amended agreement by the specified date, and as such, on August 10, 2020 the amount of $1.17 million was returned to the JOA parties, of which, the Company's net share was $0.7 million.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

9. Exploration and evaluation expenditures (continued)

Berbice PA, Guyana

The Company, through its 62% owned subsidiary ON Energy Inc., acquired the Berbice PA in October 2003. The Berbice PA was renewable for up to two three-year periods.

On February 12, 2013, the Company entered into a new Berbice PA and PPL, which applies to the former Berbice licence and the former onshore portion of the Company's original Corentyne PA. On December 15, 2017, the Company was issued an addendum to the February 12, 2013 PA ("BER Addendum I"). Under the terms of the BER Addendum I, the Company's work commitments were modified.

Subsequent to the year ended December 31, 2020, the Company received an addendum, subject to final documentation, ("BER Addendum II"), whereby the principal agreement has now been modified as follows:

Second Renewal Period, Phase One (12th February 2020 to 11th August, 2022)

"During phase one of the second renewal period, the Company shall complete a seismic program and complete all processing and interpretation so as to inform and lead to the drilling of at least one (1) Exploration Well by the June 15, 2022."

The table below outlines the current commitments as of March 18, 2021 under the Berbice PA:

Period	Phase	Exploration Obligation	Dates
First Renewal Period - 3 Years	Phase One - 18 Months	Compile all relevant data, information and budgetary allocations for a geochemical survey and submit to the GGMC for approval (Completed)	Feb 12, 2017 - Aug 12, 2018
- At the end of phase one (1) of the first renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production License or commit to the work programme in phase two (2).
	Phase Two - 18 Months	(a) Complete a geochemical survey of a minimum 120 sq km (Completed) (b) Commence a seismic program defined by the geochemical survey (Completed)	Aug 12, 2018 - Feb 12, 2020
- At the end of the first renewal period of three (3) years, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or relinquish twenty-five (25%) percent of the Contract Area and renew the Petroleum Prospecting Licence for a second period of three (3) years.
Second Renewal Period - 3 Years	Phase One - 30 Months	Complete seismic program and all associated processing and interpretation and drill 1 exploration well by June 15, 2022	Feb 12, 2020 - August 12, 2022
- At the end of phase one (1) of the first renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production License or commit to the work programme in phase two (2).
	Phase Two - 6 Months	Drill 1 exploration well	August 12, 2022 - Feb 12, 2023
- At the end of the second renewal period of three (3) years, the Company shall relinquish the entire Contract Area except for any Discovery Area, the area contained in any Petroleum Production Licence and any other portion of the Contract Area on which the Minister Responsible for Petroleum agrees to permit the Company to conduct further exploration activities.

The Company has submitted its proposed 25% acreage relinquishment which are required by the Berbice PA to the DOE and GGMC and is now awaiting the agreement of these agencies on the acceptance of the proposed relinquishment and final instruments to formally move into the second renewal period of the Berbice PA.

If a discovery is made, CGX has the right to apply to the Minister for a PPL with respect to that portion of the contract area having a significant discovery.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

9. Exploration and evaluation expenditures (continued)

Berbice PA, Guyana (continued)

After commercial production begins, the Company is allowed to recover contract costs as defined in the PA from "cost oil" produced and sold from the contract area and limited in any month to an amount which equals seventy-five percent (75%) of the total production from the contract area for such month excluding any crude oil and/or natural gas used in petroleum operations or which is lost. The Company's share of the remaining production or "profit oil" is 47%.

To the extent that in any month recoverable contract costs exceed the value of cost oil and/or cost gas, the unrecoverable amount shall be carried forward and shall be recoverable in the immediately succeeding month, and to the extent not then recovered, in the subsequent month or months.

The Company has $500,000 of recoverable costs brought forward from the original Berbice licence. This cost can be recovered against any future commercial production.

Annual rental fees of $25,000 and training fees of $25,000 are required to be paid under the PA.

Demerara PA, Guyana

On February 12, 2013, the Company entered into the Demerara PA and PPL. The new PPL applies to the former offshore portion of the Annex PPL, which was a subset of the Company's original Corentyne PA. On December 15, 2017, the Company was issued an addendum to the February 12, 2013 PA ("DEM Addendum I").

Under the terms of the DEM Addendum I, the Company's work commitments were modified and the Company relinquished 25% of the original contract area block.

Subsequent to the year ended December 31, 2020, the Company received an addendum, subject to final documentation, ("DEM Addendum II"), whereby the principal agreement has now been modified as follows:

Second Renewal Period, Phase One (12th February 2020 to 11th February 2022)

"During phase one of the second renewal period, the Company shall drill one (1) exploration well."

The table below outlines the current commitments as of March 18, 2021 under the Demerara PA:

Period	Phase	Exploration Obligation	Dates
First Renewal Period - 3 Years	Phase One - 12 Months	Conduct additional data processing and planning for 1st exploration well (Conducted)	Feb 12, 2017 - Feb 12, 2018
- At the end of phase one (1) of the first renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or commit to the work programme in phase 2. (Company has committed to complete work in phase 2)
	Phase Two - 24 Months	Complete any additional processing and planning, and secure all regulatory approvals for the drilling of 1st exploration well (Completed)	Feb 12, 2018 - Feb 12, 2020
- At the end of the first renewal period of three (3) years, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or relinquish twenty-five (25%) percent of the Contract Area and renew the Petroleum Prospecting Licence for a second period of three (3) years.
Second Renewal Period - 3 Years	Phase One - 24 Months	Drill 1 exploration well	Feb 12, 2020 - Feb 11, 2022
- At the end of phase one of the second renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or commit to the work programme in phase 2.
	Phase Two - 12 Months	Drill 1 exploration well	Feb 11, 2022 - Feb 12, 2023
- At the end of the second renewal period of three (3) years, the Company shall relinquish the entire Contract Area except for any Discovery Area, the area contained in any Petroleum Production Licence and any other portion of the Contract Area on which the Minister Responsible for Petroleum agrees to permit the Company to conduct further exploration activities.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

9. Exploration and evaluation expenditures (continued)

Demerara PA, Guyana (continued)

The Company has submitted its proposed 25% acreage relinquishment which are required by the Demerara PA to the DOE and GGMC and is now awaiting the agreement of these agencies on the acceptance of the proposed relinquishment and final instruments to formally move into the second renewal period of the Demerara PA.

If a discovery is made, the Company has the right to apply to the Minister for a PPL with respect to that portion of the contract area having a significant discovery.

After commercial production begins, the Company is allowed to recover contract costs as defined in the PA from "cost oil" produced and sold from the contract area and limited in any month to an amount which equals seventy-five percent (75%) of the total production from the contract area for such month excluding any crude oil and/or natural gas used in petroleum operations or which is lost. The Company's share of the remaining production or "profit oil" is 47%.

To the extent that in any month recoverable contract costs exceed the value of cost oil and/or cost gas, the unrecoverable amount shall be carried forward and shall be recoverable in the immediately succeeding month, and to the extent not then recovered, in the subsequent month or months.

The Company has $1,000,000 of recoverable contract costs brought forward from the original Annex licence. This cost can be recovered against any future commercial production.

Annual rental fees of $100,000 and training fees of $100,000 are required to be paid under the PA.

Farm-in agreement

On May 28, 2019, the transfers of the 33.333% interest in both the Corentyne and Demerara Prospecting Licences to Frontera Guyana were completed with an effective date of May 20, 2019. See further discussion under Corentyne PA, Guyana - Note 9.

As a result of the proceeds received under the JOAs relating to the Demerara PPL and PA, the accounting value for this licence would have been in a negative position of $7,600,000 on closing of the transaction. As a result, the Company recorded a reversal of the previously taken impairment in 2014 from the amount of the negative balance, being $7,600,000 during the year ended December 31, 2019.

Demerara Seismic agreement

In September 2014, the Company entered into a contract with Prospector PTE. Ltd. ("Prospector") to conduct a 3D seismic survey on the Company's previously 100% owned Demerara Block as part of its commitments under the Demerara PA. The aggregate cost of this seismic survey was approximately $19 million with $7 million paid to Prospector by way of issuance of 15,534,310 common shares, $2.5 million paid in cash in 2014 and the remainder of approximately $9.5 million payable in cash twelve months after the conclusion of the seismic survey (December 2015), which is included in trade and other payables as at December 31, 2020 and 2019. In accordance with the contract with Prospector, the amounts outstanding twelve months after the conclusion of the seismic survey shall accrue interest at a rate of 12% per annum. On October 3, 2016, the Company renegotiated the interest rate down from 12% per annum to 6% per annum and agreed to have Prospector complete the seismic processing of the seismic survey. In exchange, CGX has agreed to be responsible under certain circumstances to Prospector for up to a maximum of $500,000. The processing began in late 2016 and was substantially completed in 2017 and as a result, the Company has recorded a provision of $500,000 recorded in trade and other payables as at December 31, 2020 and 2019.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

9. Exploration and evaluation expenditures (continued)

Demerara Seismic agreement (continued)

In July 2018, Prospector filed a request for arbitration against CGX and CGX Resources in the International Chamber of Commerce ('ICC") for repayment of the debt accrued under Seismic Acquisition dated September 2014 contract (and the addendum thereto) for the acquisition of 3D seismic data on the Demerara Block. Prospector requested that the International Court of Arbitration of the ICC constitute the arbitral tribunal and requested that the tribunal award to Prospector the relief of (i) the amount $12,420,442 being the amount Prospector alleged it was owed as at May 1, 2018, (ii) any interest that will continue to accrue from May 1, 2018 until the date of the award in the amount of 6% per annum based on the Deed of Addendum 1 (the "Addendum") between CGX and Prospector dated October 3, 2016, (iii) post- award interest in the amount of 6% per annum until payment as per the Addendum, and (iv) cost and reasonable and necessary attorney's fees incurred by Prospector in bringing forward the arbitration (the "Arbitration"). It was subsequently agreed that the Tribunal had no jurisdiction over CGX Resources.

On January 15, 2019, Prospector and CGX agreed to a one (1) year suspension of the Arbitration. The arbitral tribunal indicated that the Arbitration would be stayed for 12 months from January 22, 2019 until January 22, 2020. The parties subsequently agreed to extend the suspension for a further year until January 22, 2021.

On January 23, 2021, Prospector formally gave noticed of the end of the suspension and recommencement of the arbitration. The Company plans on bringing a significant counterclaim for breaches of contract. The hearing is scheduled to be held late first quarter 2022 and the award will follow thereafter. If the Company is not successful in defending the claim, and the counterclaim fails, then the Company may be liable for the sums sought, and, possibly, costs. As at December 31, 2020, the Company has included the amounts it calculates as owing, plus accrued interest, being $13,305,332 in trade and other payables (2019 - $12,736,437). This amount does not include any amounts CGX may seek in a counter claim.

10. Compensation of key management personnel and related party transactions

Under IFRS, parties are considered to be related if one party has the ability to "control" (financially or by share capital) the other party or have significant influence (management) on the other party in making financial, commercial and operational decisions.

In October 2014, the Company entered into a secured bridge loan agreement (the "C$ Bridge Loan") with Frontera in the aggregate principal amount of C$7,500,000 ($6,700,000). The C$ Bridge Loan was a non- revolving term facility. The C$ Bridge Loan accrued interest at an annual rate of 5% per annum.

The activity on the C$ Bridge Loan from related party for the years ended December 31, 2020 and 2019 is as follows:

Year ended December 31,	2020	2019
Opening balance at beginning of year	$-	$6,746,322
Loss on foreign exchange	-	80,435
Accrued interest on loan from related party	-	136,745
Settled against signing bonus under JOAs	-	(6,963,502)
Total loan from related party	$-	$-

In March 2016, the Company entered into a secured bridge loan agreement (the "Bridge Loan I") with Frontera in the aggregate principal amount of up to $2,000,000. The Bridge Loan I was a non-revolving term facility. The Bridge Loan I accrued interest at an annual rate of 5% per annum.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

10. Compensation of key management personnel and related party transactions (continued)

The activity on the Bridge Loan I from related party for the years ended December 31, 2020 and 2019 is as follows:

Year ended December 31,	2020	2019
Opening balance at beginning of year	$-	$2,332,009
Accrued interest on loan from related party	-	41,371
Settled against signing bonus under JOAs	-	(2,373,380)
Total loan from related party	$-	$-

In October 2016, the Company entered into a secured bridge loan agreement (the "Bridge Loan II") with Frontera in the aggregate principal amount of up to $2,000,000. The Bridge Loan II was a non-revolving term facility. The Bridge Loan II accrued interest at an annual rate of 5% per annum.

The activity on the Bridge Loan II from related party for the years ended December 31, 2020 and 2019 is as follows:

Year ended December 31,	2020	2019
Opening balance at beginning of year	$-	42,168,366
Accrued interest on loan from related party	-	39,609
Settled against signing bonus under JOAs	-	(2,207,975)
Total loan from related party	$-	$-

In April 2017, the Company entered into a secured bridge loan agreement (the "Bridge Loan III") with Frontera. On February 1, 2019, the Company and Frontera amended the Bridge Loan III to a non-revolving term facility in an amount of up to $12,939,000, provided that the facility will be automatically reduced by a payment from the Company to a maximum principal amount of $8,800,000 by May 28, 2019. This revised term facility carried an interest rate of up to 7% per annum and were to mature on September 30, 2019. The $8,800,000 principal amount was convertible into common shares of the Company at the option of Frontera anytime prior to maturity or repayment at a price of $0.22 per share.

The Bridge Loan III accrued interest at an annual rate of 7% (5% prior to February 1, 2019) per annum. On September 24, 2019, Frontera elected to exercise the conversion feature and 40,000,000 common shares of the Company were issued to settle $8,800,000.

The activity on the Bridge Loan III from related party for the years ended December 31, 2020 and 2019 is as follows:

Year ended December 31,	2020	2019
Opening balance at beginning year	$-	$11,302,528
Loan from related party	-	961,763
Trade and other payables and accrued interest added to
loan from related party	-	712,620
Conversion component of convertible debentures	-	(169,000)
Interest accretion	-	169,000
Accrued interest on loan from related party	-	539,355
Accrued interest added to loan from related party	-	(86,375)
Settled against signing bonus under JOAs	-	(4,425,579)
Exercise of conversion feature	-	(8,800,000)
Cash payment of interest	-	(204,312)
Total loan from related party	$-	$-

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

10. Compensation of key management personnel and related party transactions (continued)

The Bridge Loan III was classified as a liability, with the exception of the portion relating to the conversion feature, resulting in the carrying value of the Bridge Loan III being less than face value. The discount was accreted over the term of the Bridge Loan III utilizing the effective interest rate method at a 10% discount rate.

In November 2015, the Company entered into a convertible debenture (the "Debenture") with Frontera in the aggregate principal amount of $1,500,000. The Debenture accrues interest at an annual rate of 5% per annum and was repayable in full including all accrued interest in November 2016. This Debenture was convertible into shares of the Company at the option of Frontera at any time prior to November 15, 2016 at a price of C$0.335, which lapsed.

The activity on the Debenture from related party for the years ended December 31, 2020 and 2019 is as follows:

Year ended December 31,	2020	2019
Opening balance at beginning of year	$-	$1,747,618
Accrued interest on loan from related party	-	32,542
Settled against signing bonus under JOAs	-	(1,780,160)
Total Debenture from related party	$-	$-

On February 7, 2019, to pay the required drilling rig minimum obligation fee of $5,340,000 (covering the Company's share of the mobilization fee, demobilization fee and 30-days of rig time charged at the stand- by rate) Frontera advanced the Company the full amount. Of this amount the Company signed a promissory note for $3,115,035 (the "Promissory Note"), being the Company's anticipated share pursuant to the terms of the JOAs.

The Promissory Note carried an interest rate of 7% per annum and matured on the earlier of the closing date of the transactions under the farm-out agreement with Frontera or May 28, 2019. On May 28, 2019, the Promissory Note principal plus accrued interest of $63,820 for a total of $3,178,855 was netted against the $33.3 million signing bonus on the JOAs.

The Bridge Loan III was secured by a pledge of the shares in the Company's wholly owned subsidiaries - CGX Resources, GCIE Holdings Limited ("GCIE") and CGX Energy Management Corp. ("CGMC"). In addition, during the year ended December 31, 2017, GCIE and CGMC signed a guarantee with Frontera for the Bridge Loan III.

As at December 31, 2020, Frontera owned approximately 73.85% (2019 - 72.41%) of the common shares of the Company.

Farm in partner over/under call

Under the JOAs, the Company is operator on both the Corentyne and Demerara licences. As operator, the Company makes cash calls from its partner to pay for future licence expenditures. As at December 31, 2020, the Company had a receivable of $149,306 (2019 - $1,701,409 advance payable) for future exploration on the Corentyne and Demerara licences.

In addition, as operator of the Corentyne and Demerara licences, the Company receives a fee from its partner to reimburse its indirect costs related to operating the licence. This fee is based on total expenditures under the JOAs. During the year ended December 31, 2020, the Company received fees from its farm in partner of $133,333 (2019 - $348,621).

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

10. Compensation of key management personnel and related party transactions (continued)

Key management

Key management includes the Company's directors, officers and any employees with authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management included:

Year ended December 31,	2020	2019
Short-term employee benefits	$1,475,000	$2,015,000
Share based payments	2,240,000	1,113,000
Total compensation paid to key management	$3,715,000	$3,128,000

At December 31, 2020, included in trade and other payables is $246,000 (2019 - $112,000) due as a result of deferred payment of directors' fees. These amounts are unsecured, non-interest bearing and due on demand. See also Note 18.

11. Trade and other payables

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and amounts payable for operating and financing activities. The usual credit period taken for trade purchases is between 30 to 90 days. The following is an aged analysis of the trade and other payables:

As at December 31,	2020	2019
Less than one month, accruals and accrued interest	$5,042,901	$5,930,264
One month to three months	47,465	2,426
Over three months	9,490,223	9,463,456
Total trade and other payables	$14,580,589	$15,396,146

12. Warrant liability

As at December 31, 2020 and 2019, the warrant liability was comprised of the following:

As at December 31,	2020	2019
Warrant liability	$-	$4,736,000

Each warrant entitled the holder to purchase a common share at C$0.415 until March 13, 2024. The Company recorded the warrants issued as a derivative liability due to their exercise price being denominated in a currency other than the Company's US dollar functional currency.

The warrant liability was re-valued at the end of the reporting period with the change in fair value of the warrant liability recorded as a gain or loss in the Company's consolidated statements of comprehensive income (loss). On December 29, 2020, Frontera exercised all the 15,009,026 warrants for proceeds to the Company of $4,864,028 (C$6,228,746), and as a result of this exercise, 15,009,026 common shares of the Company were issued. The warrant liability was accounted for at its estimated fair value as follows:

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

12. Warrant liability (continued)

As at December 31	2020	2019
Warrant liability, beginning of year	$4,736,000	$-
Grant date fair value of warrants issued during the year (note 13)	-	2,259,000
Change in fair value	(400,000)	2,477,000
Fair value of warrant liability transferred on exercise of warrants	(4,336,000)	-
Warrant liability, end of year	$-	$4,736,000

The Company utilized the Black-Scholes valuation model to estimate the fair value of the warrants at December 29, 2020 and December 31, 2019 using the following assumptions:

As at,	December 29, 2020	December 31, 2019
Number of warrants outstanding	15,009,026	15,009,026
Exercise price	C$0.415	C$0.415
Risk-free interest rate	0.27%	1.68%
Expected life (years)	3.21	4.20
Expected volatility	119%	104%
Expected dividends	0%	0%
Market price per share	C$0.50	C$0.54
Fair value of warrants	$4,336,000	$4,736,000

Volatility for these warrants has been calculated using the historical volatility of the Company.

13. Capital stock Share capital

The Company is authorized to issue an unlimited number of common shares without par value. Changes in the issued and outstanding common shares are as follows:

	Number of Shares	$
Balance at December 31, 2018	116,102,318	259,034,321
Shares issued for rights offering	116,102,318	21,779,530
Share issue costs	-	(428,823)
Warrants issued under rights offering	-	(2,259,000)
Shares issued on conversion of convertible debt	40,000,000	8,800,000
Value of contributed surplus transferred on conversion of convertible debt	-	169,000
Shares issued on exercise of options[1]	375,000	90,744
Value of contributed surplus transferred on exercise of options	-	73,132
Balance at December 31, 2019	272,579,636	287,258,904
Shares issued on exercise of warrants[2] (Note 12)	15,009,026	4,864,028
Fair value of warrant liability transferred on exercise of warrants	-	4,336,000
Balance at December 31, 2020	287,588,662	296,458,932

1 The weighted average trading price on date of exercise for the stock options exercised during the year ended December 31, 2020 was $Nil (2019 - C$0.46).

2 The weighted average trading price on date of exercise for the warrants exercised during the year ended December 31, 2020 was C$0.50 (2019 - $Nil).

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

13. Capital stock (continued)

Share capital (continued)

On March 12, 2019, the Company completed a rights offering (the "Offering"). Pursuant to the Offering, the Company issued to holders of its outstanding common shares of record as at the close of business on February 11, 2019 an aggregate of 116,102,318 transferable rights (each, a "Right") to subscribe for, until March 12, 2019 (the "Expiry Date"), an aggregate of 116,102,318 common shares. Each Right entitled the holder thereof to subscribe for one common share upon payment of the subscription price of C$0.25 (equivalent of approximately $0.1876) per common share prior to the Expiry Date. The Company issued 116,102,318 common shares, the maximum number of common shares available for issuance under the terms of the Offering, based on shareholders' exercise of the basic subscription privilege and the additional subscription privilege, allocated pro-rata, for aggregate gross proceeds to the Company of C$29,025,579 (equivalent of approximately $21,779,530).

Frontera provided a standby commitment in connection with the Offering (the "Standby Commitment"), in which Frontera would acquire any common shares available as a result of any unexercised Rights under the Rights Offering, such that CGX was guaranteed to issue 116,102,318 common shares in connection with the Offering. In consideration for the Standby Commitment, Frontera received 5-year warrants to purchase up to 15,009,026 common shares at an exercise price equal to C$0.415 per common share (each a "Warrant"). Since the Offering was oversubscribed, Frontera did not acquire any additional shares under the Standby Commitment.

Frontera acquired an aggregate of 101,316,916 common shares in connection with the Offering pursuant to the exercise of Rights under the Offering for cash consideration of C$25,329,229 (equivalent of approximately $19,005,950). Officers and directors of the Company acquired an aggregate of 202,859 common shares in connection with the Offering pursuant to the exercise of Rights under the Offering for cash consideration of C$50,715 (equivalent of approximately $38,054).

The grant date fair value of the 15,009,026 Warrants was estimated at $2,259,000 using the Black-Scholes pricing model with the following assumptions: exercise price C$0.415; expected dividend yield 0%; expected forfeiture rate 0%; risk free interest 1.65%; expected volatility 117%, an expected life of 5 years and market price of shares on date of issuance of C$0.26.

On September 24, 2019, Frontera exercised the conversion feature on its Bridge Loan III and 40,000,000 common shares of the Company were issued at a conversion price of $0.22 (C$0.29) to settle $8,800,000 in convertible debentures. The fair value share price on the date of exercise was C$0.77.

Common share purchase warrants

Changes in the number of common share purchase warrants outstanding are as follows:

As at December 31,	2020		2019
	Weighted		Weighted
	Average Exercise	No. of	Average Exercise	No. of
	Price ($)	Warrants	Price ($)	Warrants
Outstanding at beginning of year	C$0.415	15,009,026	-	-
Transactions during the year:
Issued	-	-	C$0.415	15,009,026
Exercised	C$0.415	(15,009,026)	-	-
Outstanding at end of year	-	-	C$0.415	15,009,026

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

13. Capital stock (continued)

Options

The Company established a share option plan to provide additional incentive to its directors, officers, employees and consultants for their efforts on behalf of the Company in the conduct of its affairs. The maximum number of common shares reserved for issuance under the share option plan comprising part of the share incentive plan may not exceed 10% of the number of common shares outstanding. Under the terms of the plan, all options vest immediately, unless otherwise specified. All options granted under the plan expire no later than the tenth anniversary of the grant date. As at December 31, 2020, the Company had 14,398,866 (2019 - 13,257,963) options available for issuance under the plan.

Changes in the number of stock options outstanding are as follows:

As at December 31,	2020		2019
	Weighted		Weighted
	Average Exercise	No. of	Average Exercise	No. of
	Price ($)	Options	Price ($)	Options
Outstanding at beginning of year	C$0.43	14,000,000	C$0.15	1,375,000
Transactions during the year:
Granted	C$0.71	1,510,000	C$0.46	13,000,000
Exercised	-	-	C$0.32	(375,000)
Forfeited	C$0.46	(1,150,000)	-	-
Outstanding at end of year	C$0.46	14,360,000	C$0.43	14,000,000
Exercisable at end of year	C$0.45	13,856,666	C$0.39	5,333,333

The following table provides additional outstanding stock option information as at December 31, 2020:

		Weighted Average	Weighted Average		Weighted Average
Exercise	No. of Options	Remaining	Exercise	No. of Options	Exercise
Price	Outstanding	Life (Years)	Price	Exercisable	Price
C$ 0.085	1,000,000	1.33	C$0.085	1,000,000	C$0.085
C$ 0.46	11,850,000	3.92	C$0.46	11,850,000	C$0.46
C$ 0.71	1,510,000	4.05	C$0.71	1,006,666	C$0.71
C$ 0.085 - 0.71	14,360,000	3.76	C$0.46	13,856,666	C$0.45

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

13. Capital stock (continued)

Options (continued)

The following table summarizes the assumptions used with the Black-Scholes valuation model for the determination of the share based compensation for the stock options granted and/or vested during the year ended December 31, 2020:

	Vesting of prior
	year issued options	January 17, 2020	Totals
Number of options granted		1,510,000
Exercise price		C$0.71
Risk-free interest rate		1.58%
Expected life (years)		5.0
Expected volatility		120.57%
Market price per share		C$0.71
Expected dividends and forfeiture rate		-
Vesting		1/3 immediately, 1/3
		in 6 months and 1/3
		in 12 months
Fair value of grant		$681,000	$681,000
Share based compensation	$2,123,001	$670,000	42,793,001

The following table summarizes the assumptions used with the Black-Scholes valuation model for the determination of the share based compensation for the stock options granted and/or vested during the year ended December 31, 2019:

	December 2, 2019	Totals
Number of options granted	13,000,000
Exercise price	C$0.46
Risk-free interest rate	1.54%
Expected life (years)	5.0
Expected volatility	124.66%
Market price per share	C$0.46
Expected dividends and forfeiture rate	-
Vesting 1/3 immediately, 1/3 in 6 months
	and 1/3 in 12 months
Fair value of grant	$3,790,000	$3,790,000
Share based compensation	$1,565,000	$1,565,000

Volatility for all option grants has been calculated using the Company's historical information.

The weighted average grant-date fair value of options granted during the year ended December 31, 2020 was $0.45 (2019 - $0.29) per option issued.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

14. Reserve for share based payments

A summary of the changes in the Company's reserve for share based payments for the years ended December 31, 2020 and 2019 is set out below:

As at December 31,	2020	2019
Balance at beginning of year	$23,199,999	$21,708,131
Share based payments (note 13)	2,793,001	1,565,000
Equity portion of convertible debenture (note 10)	-	169,000
Value transferred on exercise of convertible debenture (note 13)	-	(169,000)
Value transferred on exercise of stock options	-	(73,132)
Balance at end of year	$25,993,000	$23,199,999

15. Income tax

The following table reconciles the income tax provision from the expected amount based on statutory rates to the amount reported:

	2020	2019
	$	$
Income (loss) before income tax	(5,496,380)	9,232,445
Combined statutory rate	26.50%	26.50%
Estimated income tax expense (recovery)	(1,458,000)	2,445,000
Difference between Canadian and foreign tax rates	373,000	(4,369,000)
Difference between current and deferred tax and foreign exchange rates	(273,000)	874,000
Other permanent differences	639,000	(593,000)
Deferred tax assets not recognized	719,000	1,643,000
Deferred income tax recovery	-	-

The Canadian statutory income tax rate of 26.5% (2019 - 26.5%) is comprised of the federal income tax rate of approximately 15.0% (2019 - 15.0%) and the provincial income tax rate of approximately 11.5% (2019 - 11.5%). The United States income tax rate is approximately 21% (2019 - 21%). The Guyanese income tax rate is approximately 27.5% (2019 - 27.5%).

Deferred income tax recoverable

The primary differences which give rise to the deferred income tax recoveries at December 31, 2020 and

2019 are as follows:

	2020	2019
Deferred income tax assets	$	$
Temporary differences	174,000	195,000
Losses carried forward	14,254,000	13,514,000
	14,428,000	13,709,000
Less : deferred tax assets not recognized	(14,428,000)	(13,709,000)
Net deferred income tax assets	-	-
Deferred tax liabilities
Deferred income tax liabilities	-	-
Net deferred income tax assets	-	-

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

15. Income tax (continued)

As at December 31, 2020, the Company had United States non-capital loss carry-forwards of $3,297,000 (2019 - $3,273,000). Of these tax benefits, which have not been recognized in the accounts, $492,000 expire in 2032, $704,000 expire in 2033, $594,000 expire in 2034, $508,000 expire in 2035, $359,000 expire in 2036, $124,000 expire in 2037, $275,000 expire in 2038, $212,000 expire in 2039 and $29,000 expire in 2040.

As at December 31, 2020, the Company had Canadian non-capital loss carry-forwards of C$65,158,000 (2019 - C$62,864,000). Some of these non-capital loss carry-forwards may be restricted against certain types of income, and which under certain circumstances, may be utilized to reduce taxable income in future years.

As at December 31, 2020, the Canadian non-capital loss carry-forwards expire as follows:

December 31,	C$
2024	1,043,000
2025	948,000
2027	3,396,000
2028	4,566,000
2029	5,027,000
2030	9,597,000
2031	1,568,000
2032	7,732,000
2033	6,965,000
2034	5,219,000
2035	3,668,000
2036	3,877,000
2037	4,654,000
2038	778,000
2039	3,826,000
2040	2,294,000
65,158,000

16. Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of petroleum and natural gas properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of management to sustain future development of the business. The properties in which the Company currently has an interest are in the exploration stage and the Company's deep water project is under the initial stage of development; as such the Company is dependent on external financing to fund its activities in order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and will be required to raise additional funding. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. To effectively manage the Company's capital requirements, the Company monitors capital expenditures and general and administrative expenses. There were no changes in the Company's approach to capital management during the year ended December 31, 2020 and 2019.

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

16. Capital management (continued)

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than of the TSX Venture Exchange ("TSXV") which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months. As of December 31, 2020, and the date of these consolidated financial statements, the Company may not be compliant with the policies of the TSXV. The impact of this violation is not known and is ultimately dependent on the discretion of the TSXV.

The Company considers its capital to be equity, which as at December 31, 2020 totaled $24,595,924 and was comprised of share capital, reserve for share based payments and deficit (2019 - $18,099,275).

Management plans to secure any necessary future financing through a combination of the issuance of new equity, debt instruments or the sale of Company assets. There is no assurance, however, that these initiatives will be successful.

17. Segmented information Operating and geographic segments

At December 31, 2020 and 2019, the Company's current operations are comprised of a single reporting operating segment engaged in petroleum and natural gas exploration in Guyana. The Company expects that once the wharf project is constructed that it will have two operating segments. The Company's corporate division only earns revenues that are considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 'Operating Segments'.

As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements also represent operating segment amounts.

The following is a detailed breakdown of the Company's assets by geographical location:

As at December 31,	2020	2019
Total current assets
Canada	$11,673,425	$15,813,054
Guyana	518,786	196,401
	$12,192,211	$16,009,455
Total non-current assets
Canada	$-	$-
Guyana	26,984,302	23,923,375
	$26,984,302	$23,923,375
Total Identifiable assets
Canada	$11,673,425	$15,813,054
Guyana	27,503,088	24,119,776
	$39,176,513	$39,932,830

CGX Energy Inc. Notes to the Consolidated Financial Statements - (US$'s) For the Years Ended December 31, 2020 and 2019

18. Commitments and contingencies Contractual obligations

The Company has entered into agreements for service contracts. The future minimum consultancy commitments and contract commitments over the next five years are as follows:

Contractual
Fiscal Year Ended December 31,	Obligations

2021	$1,160,000

The Company has entered into contracts for a Pore Study, Modeling and 3D Reprocessing over the Corentyne and Demerara Block to complete its requirement under the Corentyne and Demerara PPLs and agreements for a road construction, road and bridge construction supervision and laydown design for the wharf project. Aggregate minimum future obligation still outstanding under these agreements is $1,160,000, of which the Company's share of these costs is $715,000, with the remainder to be collected from its farm-in partner. All these amounts are expected to be paid in 2021.

Contingencies

As at December 31, 2020, the Company is party to three (2019 - three) separate written management agreements with certain senior officers of the Company. The three contracts currently require a total payment of up to $2,056,000 (2019 - $2,030,000) be made upon the occurrence of certain events such as termination and change in control. As the likelihood of these events taking place was not determinable as at December 31, 2020, the contingent payments have not been reflected in these consolidated financial statements.

19. Subsequent events

Subsequent to December 31, 2020, the Company granted 400,000 stock options to a contractor of the Company at an exercise price of C$0.495 that expire on January 5, 2026. These options vest as follows: (a) 1/3 of the options granted immediately; (b) 1/3 of the options granted on the six month anniversary of the option grant; and (c) 1/3 of the options granted, being the remaining amount, on the first anniversary of the option grant, subject to a vesting acceleration clause under certain events.